UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

Contango Oil & Gas Inc.
(Name of Issuer)

Common Stock, par value $0.04 per share
(Title of Class of Securities)

21075N204
(CUSIP Number)

Samuel S. Weiser
Sellers Capital LLC
311 S Wacker Dr., Ste 925
Chicago, IL 60606
(312) 775-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21075N204	Page 2 of 7

1	NAME OF REPORTING PERSONS Sellers Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 761,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 761,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% as of August 26, 2009 (based on 15,828,980 shares reported by the Issuer to be issued and outstanding as of April 30, 2009, per Form 10Q dated May 11, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA/OO

CUSIP NO. 21075N204	Page 3 of 7

1	NAME OF REPORTING PERSONS Sellers Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) (b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 761,821
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 761,821
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% as of August 26, 2009 (based on 15,828,980 shares reported by the Issuer to be issued and outstanding as of April 30, 2009, per Form 10Q dated May 11, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

CUSIP NO. 21075N204	Page 4 of 7

This Amended Statement of Beneficial Ownership on Schedule 13D (“Amendment 6”) amends the Amended Statement of Beneficial Ownership on Schedule 13D filed on August 28, 2009 (“Amendment 5”), and all previous Statements of Beneficial Ownership on Schedule 13D filed in connection with the parties and matters referenced herein, with respect to the common stock, par value $0.04 (the “Shares”) of Contango Oil & Gas Inc., a Delaware corporation (the “Issuer”).  Any capitalized terms used and not defined in this Amendment 6 shall have the meanings set forth in Amendment 5, previous amendments and/or the original Schedule 13D to which this Amendment 6 relates.  Only those items that are hereby reported are amended; all other items remain unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the ordinary course of business and have made the dispositions reflected in this Amendment 6 in the ordinary course of business.  As stated in previous amendments, the Reporting Persons maintain the right to engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, and with regard to strategies and potential transactions to maximize shareholder value.  The Reporting Persons intend to regularly review their investment in the Issuer.  Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons and/or other persons affiliated with them, may, and reserve the right to, change their intentions, acquire additional securities of the Issuer, or sell some or all of their Shares, on the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) Sellers Capital Master Fund, Ltd. is the direct beneficial owner and Sellers Capital LLC is the indirect beneficial owner of 761,821 Shares, representing approximately 4.8 percent of the Issuer’s total outstanding Shares, based on 15,828,980 shares reported by the Issuer to be issued and outstanding as of April 30, 2009, in its most recent Form 10Q dated May 11, 2009.

(b) Each of the Reporting Persons has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 761,821 Shares.

(c) The trade dates, number of Shares purchased or sold, and price per Share (exclusive of any commissions or transaction costs) for all transactions in Contango Shares by the Reporting Persons during the past sixty days are set forth on Exhibit 99.2 hereto and are incorporated by reference herein.  All transactions set forth on Exhibit 99.2 were effected through one or more brokers in the ordinary course of the Reporting Persons’ business, in the open market on the American and/or other stock exchanges, or in over-the-counter transactions.  Except as set forth in Exhibit 99.2, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days.

CUSIP NO. 21075N204	Page 5 of 7

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e) As of August 26, 2009, the Reporting Persons are no longer the beneficial owners of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement.

Exhibit 99.2 - List of Transactions Required by Item 5(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	September 4, 2009

Sellers Capital LLC

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer

Sellers Capital Master Fund, Ltd.

By:	/s/ Samuel S. Weiser
Name:	Samuel S. Weiser
Title:	Chief Operating Officer, Sellers Capital
LLC, Investment Manager